  Exhibit 99.1

High Tide Continues Canadian Expansion with Three New Canna Cabana Locations

CALGARY, AB, Aug. 31, 2026 /CNW/ -- High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that, pending regulatory approval, it expects to open three new Canna Cabana locations over a four-day period in Lindsay and Orléans, Ontario, and Regina, Saskatchewan. Once open, these locations will bring High Tide's Canadian Canna Cabana store count to 232, including 105 in Ontario and 14 in Saskatchewan.

High Tide Inc., August 31, 2026

"Every new store must earn its place in our network. These three locations combine strong traffic, high visibility and favourable competitive dynamics, which are exactly the kind of sites where Canna Cabana's scale, membership base and discount club model can build durable market share and generate attractive returns over time. We are expanding deliberately, not simply chasing store count, and will continue to put site quality and return on invested capital first," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"With more than 15 locations currently at various stages of development, we expect a steady cadence of further store announcements through the calendar year-end. We remain on track to meet our goal of adding at least 20 new Cabanas in calendar 2026, funded from internally generated cash flow. I look forward to providing full financial results and operational highlights for the third fiscal quarter on September 14," added Mr. Grover.

Lindsay Location

The Company's new Canna Cabana located at 351 Kent Street West, Unit 1, in Lindsay, Ontario is expected to begin selling recreational cannabis products and consumption accessories for adult use on September 2, 2026. The Company secured the Lindsay premises through an assignment of an existing lease from an established local operator. The location will be converted to the Canna Cabana banner.

Lindsay is the primary municipality in the City of Kawartha Lakes and serves as the regional commercial hub with cottage-country seasonal traffic and limited competitive density. The store benefits from strong visibility along a major shopping corridor and sits directly in front of a regional shopping centre anchored by a national grocer, a national home improvement retailer, and a discount department store. With limited competitive density, this location represents an opportunity to establish Canna Cabana in a region where quality commercial sites are scarce.

Orléans Location

The Company's new Canna Cabana located at 900 Watters Road in the Orléans community of Ottawa, Ontario is expected to begin selling recreational cannabis products and consumption accessories for adult use on September 4, 2026.

Ottawa has been a proven market for Canna Cabana, and this location extends the Company's presence into a major eastern suburb it is not currently serving. The store is situated in a plaza anchored by a grocer, a discount department store, a national bank, and a mix of quick-service restaurants and commercial retail units, placing it in a commercial hub that residents visit as part of their daily routine. This is the first Canna Cabana in this major east Ottawa community, with more than 110,000 residents within five kilometres.

Regina Location

The Company's new Canna Cabana located at 6250 Rochdale Boulevard in Regina, Saskatchewan is expected to begin selling recreational cannabis products and consumption accessories for adult use on September 5, 2026.

The store is located along a major neighbourhood thoroughfare, beside a high-traffic gas station and adjacent to a national quick-service restaurant. The location is in the new northwest Regina node, with approximately 90,000 residents within five kilometres and no competitor within one kilometre.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 232 domestic and 1 international location. The Company's Canadian bricks-and-mortar operations span British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario, holding a growing 12% share of the market. In 2021, Canna Cabana became the first cannabis discount club retailer in the world. The Company also owns and operates multiple global e-commerce platforms offering accessories and hemp-derived CBD products. In 2025, the Company became the first North American cannabis operator to launch a bricks-and-mortar presence in Germany.

Medical Cannabis Distribution: Remexian Pharma GmbH is a leading German pharmaceutical company, with a 14% share of the German medical cannabis market, built for the purpose of importation and wholesale of medical cannabis products at affordable prices. Among all German medical cannabis procurers, Remexian has one of the most diverse reaches across the globe and is licensed to import from 22 countries including Canada.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2025 for the fifth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange (the "TSXV") in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Omar Khan
Chief Communications and Public Affairs Officer
High Tide Inc.
omar@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the receipt of regulatory approvals for the store openings; the timing of the new locations opening and beginning to sell recreational cannabis products and consumption accessories for adult use; the expected benefits of the store locations; the level of competition in the area; and the ability to reach our goal of adding at least 20 stores this year. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 06:00e 31-AUG-26